David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3667-2

February 12, 2016

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ClickStream Corporation Amendment No. 1 to Registration Statement on Form 10 Filed January 20, 2016 File No. 000-52944

Dear Mr. Shuman:

We write on behalf of our client, ClickStream Corporation (the “Company”) in response to your comment letter dated February 8, 2016.

The Company’s sequential response to the Staff’s comments is set forth below.

Item 1. Business

The Opportunity, page 3

1.	We note your response to prior comment 8. Please tell us whether you commissioned any of the studies or reports cited in the registration statement.

COMPANY’S RESPONSE

The Company has not commissioned any of the studies or reports cited in the Registration Statement.

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies and Services
United States Securities and Exchange Commission
February 12, 2016

Item 6.  Executive Compensation

Summary Compensation Table, page 28

2.	We note your response to prior comment 12. Please tell us why you have removed Ms. Halvorsen and Mr. Iscove from the summary compensation table.

COMPANY’S RESPONSE

The information regarding Ms. Halvorsen and Mr. Iscove was removed because, based on a subsequent review of their respective roles in the Company and that of Michael O’Hara, it was concluded that during the entire fiscal year ended September 30, 2015, Mr. O’Hara acted as the Company’s Principal Executive Officer.

Item 10.  Recent Sale of Unregistered Securities, Page 30

3.
We note that your response to prior comment 15.  To the extent that you do not intend to file any Forms D please revise your disclosure to remove the reference to your reliance on Regulation D for these offerings.

COMPANY’S RESPONSE

The Company has decided to file Forms D covering all of the sales of unregistered securities listed in Item 10.

In connection with the letter, the Company hereby acknowledges the following in a separate certification signed by the Company’s President which is attached to this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies and Services
United States Securities and Exchange Commission
February 12, 2016

Please advise if you have any further questions or comments.

Very truly yours,

/s/ David L. Ficksman

David L. Ficksman

cc:
Melissa Kindelan
Christine Dietz, Assistant Chief Accountant, SEC
Jeff Kauten, Esq., Attorney-Advisor
Barbara C. Jacobs, Assistant Director
David Kagel, Esq.
Michael O’Hara
Michael Handelman
Irwin Meyer

CLICKSTREAM CORPORATION
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

Attachment to
TroyGould PC
Letter Dated February 12, 2016

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael O’Hara
President
ClickStream Corporation